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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                               SCHEDULE 14D-1/A

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 8)

                                 -------------
                              COMSAT CORPORATION
                           (Name of Subject Company)

                                 REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                            STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                             6801 ROCKLEDGE DRIVE
                           BETHESDA, MARYLAND 20817
                                (301) 897-6000
                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                SUITE 500 WEST
                          WASHINGTON, D.C. 20004-1109
                                (202) 383-5300


                           CALCULATION OF FILING FEE

Transaction Valuation(1): $1,169,509,386  Amount of Filing Fee:  $233,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par
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     value (the "Shares"), of COMSAT Corporation (the "Company") at a price per
     Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid: $233,901               Filing Parties: Regulus, LLC and
                                               Lockheed Martin Corporation

Form or registration no.: Schedule 14D-1       Date Filed: September 25, 1998

                       (Continued on following page(s))


                             (Pages 2 of 8 pages)
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     This Amendment No. 8 to the Tender Offer Statement on Schedule 14D-1 (the
"Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

     The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 2. IDENTITY AND BACKGROUND

     Item 2(a)-(d) and (g) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The text of the fourth paragraph after the table entitled "Lockheed Martin Corporation Summary Financial Data" in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Purchaser") is amended and restated in its entirety as follows:

          "Marcus C. Bennett and Caleb B. Hurtt, each a director of Parent, also serve on the Company's Board of Directors. In August 1997, Mr. Bennett joined the Company's Board of Directors and serves on its Finance Committee and on its Committee on Audit, Corporate Responsibility and Ethics. In May 1996, Mr. Hurtt joined the Company's Board of Directors and serves on its Committee on Compensation and Management Development as Chairman and on its Nominating and Corporate Governance Committee. As of April 1, 1999, Mr. Bennett held options to purchase 4,961 shares of Company Common Stock, of which 2,480 are currently exercisable or will be exercisable within sixty days. As of April 1, 1999, Mr. Hurtt held 1,000 shares of Company Common Stock and options to purchase 9,922 shares of Company Common Stock, of which 7,441 are currently exercisable or will be exercisable within sixty days. Both Mr. Bennett and Mr. Hurtt have elected to defer receipt of annual retainer fees and instead have received phantom stock units, which are not included in their beneficial ownership of Company Common Stock. As of April 1, 1999, Mr. Bennett's account held a balance of 2,016 phantom stock units and Mr. Hurtt's account held a balance of 2,788 phantom stock units. Mr. Bennett and Mr. Hurtt have beneficial ownership of 197,092 and 5,672 shares of Parent Common Stock, respectively. Mr. Bennett also has an account in a Parent deferred compensation plan credited with 861 phantom stock units. Mr. Hurtt has a similar account in a Parent deferred compensation plan credited with 1,013 phantom stock units. To avoid any actual or perceived conflict of interest, each of Mr. Bennett and Mr. Hurtt recused himself from the deliberations relating to the Merger conducted by

                             (Pages 3 of 8 pages)
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     both Boards of Directors. Messrs. Bennett and Hurtt currently serve on the Company's Board of Directors in their individual capacities and not as representatives of Parent. It is anticipated that, following the Offer, Messrs. Bennett and Hurtt will serve as two of the three directors on the Company's Board of Directors which Parent will be entitled to designate under the Shareholders Agreement."

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     Item 3(a) is hereby amended by the incorporation of the changes to the fourth paragraph after the table entitled "Lockheed Martin Corporation Summary Financial Data" in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Purchaser") set forth above under Item 2.

     Item 3(a) is hereby amended and supplemented by the addition of the following paragraphs thereto:

          The paragraph added to Item 3(a) pursuant to Amendment No. 3 to the
Schedule 14D-1 filed with the Securities and Exchange Commission on December 18, 1998 is deleted in its entirety and replaced with the following:

               Parent has a continuing engagement with the law firm of Wunder, Knight, Levine, Thelen & Forscey to provide general legislative support. Under this engagement, Peter S. Knight, a Presidentially-appointed director of the Company since September 1994 and partner of Wunder Knight, has rendered services to Parent. Parent paid Wunder Knight $161,669, $112,129, $135,325 and $151,370 for services rendered and expenses incurred during 1998, 1997, 1996 and 1995, respectively.

          The paragraph added to Item 3(a) pursuant to Amendment No. 6 to the
Schedule 14D-1 filed with the Securities and Exchange Commission on February 9, 1999 is deleted in its entirety and replaced with the following:

               Parent also has a continuing engagement with the law firm of Manatt, Phelps & Phillips, LLP to provide general legal and legislative advocacy services in connection with government contracts and contracting opportunities in the state of California. Under this engagement, Charles T. Manatt, a Presidentially-appointed director of the Company since May 1995 and chairman of Manatt Phelps, has not rendered any services to Parent. Parent paid Manatt Phelps $65,414, $116,113, $153,126 and $66,686 for services rendered and expenses incurred during 1998, 1997, 1996 and 1995, respectively.

          The paragraph added to Item 3(a) pursuant to Amendment No. 7 to the
Schedule 14D-1 filed with the Securities and Exchange Commission on February 25, 1999 is deleted in its entirety and replaced with the following:

               Standard Technology, Inc., a technology, engineering and systems integration firm, has provided services to Parent under various contracts, which resulted from arm's-length negotiations, in connection with a Department of

                             (Pages 4 of 8 pages)
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          Defense mentor-protege program to encourage large defense
          contractors to subcontract with minority-owned businesses. Kathryn C. Turner, a director of the Company since August 1997, is the Chairperson, Chief Executive Officer and sole shareholder of Standard Technology. Parent paid Standard Technology $1,807,711, $2,008,766, $1,846,662 and $2,242,126 in 1998, 1997,
          1996 and 1995, respectively, under those contracts. Pursuant to the mentor-protege program, Parent agreed to award Standard Technology with a targeted amount of $1 million of contracts per year through 2001. Pursuant to the mentor-protege program, Parent also participates on an ad hoc advisory board which provides guidance on business matters and has provided financial assistance to Standard Technology. Parent has made an unsecured loan to Standard Technology, which is repayable over a fifteen year period commencing upon the earlier of 2007 or the year after Standard Technology achieves annual revenues in excess of $25 million. As of April 1, 1999, the outstanding balance of the loan was $2,632,166, which includes previously capitalized interest. Interest does not currently accrue on the loan but will accrue at 8% per annum on the unpaid principal amount once repayment is required. In addition, Parent has guaranteed up to $2 million of Standard Technology's borrowings under a line of credit with a commercial bank, which also is secured by Standard Technology's accounts receivable and a personal guarantee by Ms. Turner.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by the addition of the following paragraphs thereto:

          On April 21, 1999, Parent issued the press release attached hereto as Exhibit (a)(16) pursuant to which it announced that the Purchaser had extended the Offer until 12:00 midnight, New York City time on Friday, July 2, 1999. The full text of the press release is incorporated herein by reference. The terms of the extended Offer otherwise remain the same as those of the original Offer as set forth in the Offer to Purchase filed with the Securities and Exchange Commission on September 25, 1998. The Offer is being extended because certain required regulatory and shareholder approvals have not yet been obtained.

          According to First Chicago Trust Company of New York, the depositary for the Offer, as of the close of business on April 20, 1999, 9,814,266 shares of Company Common Stock had been validly tendered and not withdrawn pursuant to the Offer. None of these shares were tendered pursuant to notices of guaranteed delivery.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following paragraph thereto:

          (a)(16) Text of Press Release issued April 21, 1999.

                              (Page 5 of 8 pages)
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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        April 21, 1999



                                        REGULUS, LLC



                                        By:  /s/ Stephen M. Piper
                                           ----------------------------------
                                        Name: Stephen M. Piper
                                        Title: Vice President


                              (Page 6 of 8 pages)
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                                   SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             April 21, 1999



                                             LOCKHEED MARTIN CORPORATION



                                             By: /s/ Stephen M. Piper
                                                ----------------------------
                                             Name:  Stephen M. Piper
                                             Title: Assistant Secretary


                              (Page 7 of 8 pages)
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                               14D-EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   -----------

(a)(16)   Text of Press Release issued April 21, 1999

                              (Page 8 of 8 pages)